Rule 12g3-2(b) File No. 82-5190

unaxis

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Me

Unaxis reports a 20 percent increase in orders received and 8 percent rise in sales for 2003. Fourth quarter witnessed a 68 percent increase in orders received.

Pfäffikon, February 3, 2004 – In its 2003 financial year, Unaxis Corporation received orders in the amount of CHF 1.788 billion, a 20 percent increase over the previous year (2002: CHF 1.494 billion). Sales rose by 8 percent to CHF 1.610 billion (2002: CHF 1.490 billion). These improved results were mainly attributable to a recovery in the information technology markets.

In the fourth quarter of 2003, Unaxis recorded a significant quarter-on-quarter increase both in orders received and total sales. While pressure on margins continued, orders received in the fourth quarter rose by 68 percent to CHF 642 million (Q3 2003: CHF 383 million). Sales rose in comparison to the previous quarter by 19 percent to CHF 462 million (Q3 2003: CHF 388 million).

Information Technology Segment [1]

The company's Information Technology segment saw the amount of orders received during the fourth quarter of 2003 rise by 108 percent to CHF 425 million (Q3 2003: CHF 205 million), while sales increased by 25 percent to CHF 254 million (Q3 2003: CHF 204 million). The higher volume of orders received is, aside from a general increase in demand, attributable to large orders received by the Displays and Optics divisions.

In comparison to the previous year, the value of orders received by the Information Technology segment in 2003 rose by 48 percent to CHF 1,016 million (2002: CHF 684 million), while sales for the full year registered a 29 percent gain to CHF 837 million (2002: CHF 650 million).

[1] On comparable basis excluding the Materials activities sold in 2002.

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Surface Technology Segment

Surface Technology increased its fourth quarter sales to CHF 81 million, an 8 percent increase over the previous quarter (Q3 2003: CHF 75 million). For the entire 2003 financial year, the Surface Technology segment recorded sales of CHF 315 million, representing a 3 percent gain over the previous year (2002: CHF 306 million).

Components and Special Systems Segment

Orders received by the Components and Special Systems segment in the fourth quarter of 2003 stood at CHF 134 million, 32 percent higher than the previous quarter (Q3 2003: CHF 101 million). Sales increased on a quarterly basis by 17 percent to CHF 125 million (Q3 2003: CHF 107 million).

For the full year, the Components and Special Systems segment received orders totaling CHF 448 million, a 2 percent increase over the previous year (2002: CHF 439 million). Total 2003 sales for the segment declined by 4 percent to CHF 450 million (2002: CHF 471 million).

Attachment: Key figures tables

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

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Unaxis Corporation will provide a comprehensive overview of its annual financial results at a media conference scheduled to take place on March 23, 2004, at the SWX Swiss Exchange in Zurich.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.

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Key figures for the 2003 financial year

Consolidated quarterly figures

In CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Total Unaxis on comparable basis										
Orders received	**1,788**	642	383	389	374	1,428	349	322	476	281
Sales	**1,610**	462	388	394	366	1,426	382	373	379	292
Orders on hand	**12/31/2003** **575**					12/31/2002 406				
Total Divestments [2]										
Orders received	**0**	0	0	0	0	66	7	6	23	30
Sales	**0**	0	0	0	0	63	7	8	24	25
Orders on hand	**12/31/2003** **0**					12/31/2002 3				
Total Unaxis Corporation										
Orders received	**1,788**	642	383	389	374	1,494	356	328	499	311
Sales	**1,610**	462	388	394	366	1,490	389	381	403	317
Orders on hand	**12/31/2003** **575**					12/31/2002 409				

[2] Excluding the Materials activities sold in 2002.

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Quarterly figures by division

Information Technology Segment on comparable basis [3]

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received										
Semiconductors Back End (ESEC)	**200**	81	44	33	42	157	33	30	62	32
Semiconductors Front End	**179**	78	27	31	43	158	25	47	51	35
Displays	**183**	140	33	8	2	91	26	8	55	2
Data Storage	**293**	64	58	98	74	184	49	31	80	23
Optics	**160**	62	43	27	28	95	23	27	24	21
Total	**1,016**	425	205	197	188	684	156	143	272	113

in CHF million	2003					2002				
	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1
Sales										
Semiconductors Back End (ESEC)	**165**	59	29	36	41	150	31	49	44	26
Semiconductors Front End	**161**	47	43	42	30	170	54	37	55	25
Displays	**94**	25	12	16	41	68	37	14	6	11
Data Storage	**293**	80	88	90	35	171	48	60	43	20
Optics	**124**	44	32	23	25	91	24	21	24	22
Total	**837**	254	204	208	171	650	194	180	172	104

in CHF million	2003	2002
	12/31/2003	12/31/2002
Orders on hand		
Semiconductors Back End (ESEC)	**47**	17
Semiconductors Front End	**66**	49
Displays	**153**	64
Data Storage	**52**	53
Optics	**61**	28
Total	**379**	209

[3] Excluding the Materials activities sold in 2002.

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Surface Technology Segment

in CHF million	2003					2002				
	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1
Orders received	**315**	81	75	82	78	305	81	71	80	73

in CHF million	2003					2002				
	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1
Sales	**315**	81	75	82	78	306	81	71	79	74

in CHF million	2003	2002
	12/31/2003	12/31/2002
Orders on hand	**0**	0

Components and Special Systems Segment

in CHF million	2003					2002				
	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1
Orders received										
Leybold Vacuum	**365**	94	84	99	88	352	82	89	97	85
Contraves Space	**83**	40	17	9	17	86	30	19	27	10
Total	**448**	134	101	107	106	439	112	108	124	95

in CHF million	2003					2002				
	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1
Sales										
Leybold Vacuum	**345**	89	88	86	83	358	92	86	95	85
Contraves Space	**104**	36	19	16	32	113	16	35	33	29
Total	**450**	125	107	102	115	471	108	121	128	114

in CHF million	2003	2002
	12/31/2003	12/31/2002
Orders on hand		
Leybold Vacuum	**51**	31
Contraves Space	**144**	165
Total	**196**	197